EXHIBIT 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2013

(In thousands)

Earnings
Net income	$74,905
Equity earnings	(9,434)
Income distribution from equity investees	7,404
Federal and state income taxes	44,859
Amortization of capitalized interest	527
Fixed charges	20,848
Total Earnings as Defined	$139,109

Fixed Charges
Interest expense on long-term debt and other	$18,248
Interest on rentals*	889
AFUDC - borrowed funds	1,035
Amortization of debt issuance costs	676
Total Fixed Charges	$20,848

Ratio of Earnings to Fixed Charges	6.67X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.